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Women-owned
Sunshine Station

Coffee house play cafe

Albany, OR
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $20,000 invested.
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THE PITCH
Sunshine Station is seeking investment to open a location in our community that is severely lacking resources for children, work from home and stay at home parents. We are ready to fill this void by opening an upscale coffee house combined with a modern play cafe. We also want to offer connection nights and space rental "after hours.
First Location
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INVESTOR PERKS

Sunshine Station is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Sticker in Walker's honor Invest $500 or more to qualify. 15 of 15 remaining

Be the first to sport a custom sticker that promotes Sunshine Station, and will feature a piece just for Walker. Thank you for investing in our forever ray of sunshine.

T-shirt in Walker's honor & early exclusive access Invest $1,000 or more to qualify. 10 of 10 remaining

Be the first to sport a custom t-shirt that promotes Sunshine Station, and will feature a piece just for Walker. Thank you for investing in our forever ray of sunshine.

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Meet Sunshine Station

Sunshine Station will provide an upscale establishment for parents and caretakers to enjoy their favorite beverages with their young children being more than welcomed, but also entertained. They can relax, connect, and/or work all from one place while their little ones have an exciting play area to explore, all in sight. This unique hybrid will create a community solution that is in dire need. The goal of this establishment is to form an area for caretakers to feel comfortable bringing their little ones and feel accepted, encouraged and connected. We will strive daily to add a little sunshine to anyone's cloudy day.

Highlights

Sunshine Station will be a parent coffee shop/lounge that will be unparalleled by any competitors in the area and include comfy seating, tables, outlets for charging devices, and convenience items that might get forgotten at home.

The play area will spark creativity. It will be designed to entertain and encourage little bodies and minds through sensory and montessori play, which will thrive during long winters and hot summers.

A focus on play packages and recurring memberships will generate a steady cash flow each month and help to establish a loyal customer base.

A focus on quality coffee + drive thru will generate consistent customers, especially others who love to support locals and need a pick me up through our affirmation cards we hand out. We will lift up customers like no one else.

An emphasis on partnerships with the local businesses to supply merchandise, classes and retail will enhance the community atmosphere and help in gaining resident and small business support.

Allowing space rental after hours, that allows bringing your own food for birthday parties, baby showers, work parties, etc is a highly sought after need in our community.

The location of Albany, OR was strategically selected to fill a growing need within a growing community. There is nothing in the area close by, and has been a demand from the community for something year round for young children. It is conveniently located right off I-5 and easy to navigate.

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SUNSHINE STATION - COMING SOON!
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DESIGN INSPIRATION
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OUR OFFERINGS: THE COFFEE
Drive through
High-quality menu items that aren't an afterthought
Parent-driven space
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OUR OFFERINGS: THE PLAY CAFE
Safe equipment
Events for parents
Educational
Private space rental
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TARGET MARKET

We will focus on marketing to parents and caregivers of young children, from pregnancy up to school age. We will have a special focus on parents who spend the majority of their time during the day at home with their kids, either acting as full-time caregivers or working from home.

Grandparents would be heavily marketed also for memberships and gift cards because it is the gift for the parent AND the kids.
Uniquely, we will focus on the parents as couples can spend quality time together to nurture their relationship at the play cafe or at regularly held "date night" events.
We will also target traveling families, by sharing on social media that we are right off I-5 and easily found, which is especially convenient for families who need to get a wiggle break during a road trip.
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BUSINESS MODEL & MARKETING STRATEGY

Our business model is primarily driven by coffee sales, followed by drop-in passes and memberships, and supported by retail and rentals.

With an elegant coffee shop and drive-through, we open our market up to anyone seeking a relaxing place to enjoy a coffee- not just parents with young kids, but friends, people who work from home, and commuters.
If goal location is secured, we will be the only drive-through coffee shop in downtown. Additionally, we will be the only coffee shop open on Sundays in the downtown area, which provides perfect family time.
There is essentially no competition in the Albany area. We easily stand out as the only child-encouraged coffeehouse in the surrounding areas. The closest competition would be Athletic Edge Adventure Park and Awesome Indoor Playground, which both feature a completely different focus and are over 30 minutes away.
Our marketing strategy will rely heavily on social media marketing, with which founder Hannah Jones has extensive experience, along with word-of-mouth and other digital marketing efforts.
We also plan to market at local businesses, like gyms, preschools, resale boutiques etc and attend holiday bazaars to build community relationships.

We are already featuring play companies who are excited to partner and support this cause! This will give us additional exposure through their communities as well.

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OUR GOAL LOCATION IS CURRENTLY UNDER CONSTRUCTION!

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THE TEAM

Hannah Jones

Founder

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COMPANIES COMMITTED TO PARTNERING WITH US:

Barumba Play

Whimsical Things

Acorn Couch

Autism Community Store

Everblock System

Words Worth Repeating

Arches Magoo

adding more!

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Equipment $27,000

Space Renovations/ Build-out $15,000

Branding photos / videos $3,000

Securing location $10,000

Furnishing & decor $10,000

Perishable supplies for opening $4,937

Mainvest Compensation $5,063

Total $75,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $360,000 $396,000 $423,720 $444,906 $458,253

Cost of Goods Sold $88,800 $97,680 $104,517 $109,742 $113,034

Gross Profit $271,200 $298,320 $319,203 $335,164 $345,219

EXPENSES

Utilities $6,000 $6,150 $6,303 $6,460 $6,621

Salaries $60,000 $66,000 $70,620 $74,151 $76,375

Insurance $4,000 $4,100 $4,202 $4,307 $4,414

Repairs & Maintenance $5,000 $5,125 $5,253 $5,384 $5,518

Legal & Professional Fees $500 $512 $524 $537 $550

Rent $60,000 $60,000 $60,000 $60,000 $60,000

Operating Profit $135,700 $156,433 $172,301 $184,325 $191,741

This information is provided by Sunshine Station. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2023 Balance Sheet

Sunshine Station Pitch Deck Presentation.mp4

Investment Round Status

Target Raise $75,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends November 10th, 2023

Summary of Terms

Legal Business Name Sunshine Station

Investment Structure Revenue Sharing Note

Early Investor Bonus
Investment multiple for the first $20,000 invested
1.5×
Investment Multiple 1.4×
Business's Revenue Share 3.8%-6.3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2031
Financial Condition
Forecasted milestones

Sunshine Station forecasts the following milestones:

Secure lease in Albany, OR by 2024.

Hire for the following positions : Head barista, part-time barista, part-time barista

Achieve $360,000 revenue per year by one.

Achieve $120,000 profit per year by one.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Sunshine Station's fundraising. However, Sunshine Station may require additional funds from alternate sources at a later date.

No operating history

Sunshine Station was established in July, 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Sunshine Station to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Sunshine Station operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Sunshine Station competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Sunshine Station's core business or the inability to compete successfully against the with other competitors could negatively affect Sunshine Station's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Sunshine Station's management or vote on and/or influence any managerial decisions regarding Sunshine Station. Furthermore, if the founders or other key personnel of Sunshine Station were to leave Sunshine Station or become unable to work, Sunshine Station (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Sunshine Station and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Sunshine Station is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Sunshine Station might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Sunshine Station is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Sunshine Station

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Sunshine Station's financial performance or ability to continue to operate. In the event Sunshine Station ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Sunshine Station nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Sunshine Station will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Sunshine Station is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Sunshine Station will carry some insurance, Sunshine Station may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Sunshine Station could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Sunshine Station's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Sunshine Station's management will coincide: you both want Sunshine Station to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Sunshine Station to act conservative to make sure they are best equipped to repay the Note obligations, while Sunshine Station might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Sunshine Station needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Sunshine Station or management), which is responsible for monitoring Sunshine Station's compliance with the law. Sunshine Station will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Sunshine Station is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Sunshine Station fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Sunshine Station, and the revenue of Sunshine Station can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Sunshine Station to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Sunshine Station is a newly established entity and has no history for prospective investors to consider.

Real Estate Risk

Sunshine Station is still in the process of securing a location to lease, which will be necessary to conduct operations. They have submitted a Letter of Intent on a potential location. To the extent Sunshine Station is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Sunshine Station. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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